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                                   PRESS RELEASE


FOR IMMEDIATE RELEASE


Contact:  Erik Dieterle
          Gale Island, LLC
          800-547-0854

                                   GALE ISLAND, LLC


     MINNETONKA, MINNESOTA (March 11, 1998) - GALE ISLAND, LLC has announced that its offer to purchase up to 46,000 of the issued and outstanding Shares of Series A Convertible Preferred Stock, par value $0.10 per Share, of Hills Stores Company for $3.25 per Share, has been terminated and that it will not purchase any Shares. The Offer has been terminated by the Purchaser due to regulatory requirements, which in the judgement of the Purchaser, makes it inadvisable to proceed with the purchase of the Shares. All Shares tendered to Gale Island will be promptly returned to their owners.

     For additional information, contact Erik Dieterle at 800-547-0854.